

January 29, 2015

<u>Via E-mail</u>
Paul T. Quinlan
General Counsel
Solazyme, Inc.
225 Gateway Boulevard
South San Francisco, CA 94080

> **Re: Solazyme, Inc.**
> **Schedule TO-I**
> **Filed January 21, 2015**
> **File No. 005-86676**

Dear Mr. Quinlan:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Exchange Certain Outstanding Stock Options for New Stock Options</u>

<u>Important Notice, page 3</u>

1. You state that the offer is not being made to, nor will Solazyme accept any election to exchange options from or on behalf of option holders in any jurisdiction in which making the offer or accepting any tendered options is illegal or subject to regulatory approval. Please provide your analysis as to how limiting participation in this manner is consistent with Exchange Act Rule 13e-4(f)(8)(i). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

Summary Term Sheet, page 5

2. We note your statement on page 6 that "[e]ligible options are *generally* those options having an exercise price per share that is greater than $6.79." (emphasis added) Please disclose the purpose of the "generally" qualifier and clarify which options qualify as eligible options.

The Offer, page 13

Section 7. Conditions of the Offer, page 18

3. All conditions must be clearly described such that eligible holders understand what will allow you to terminate the offer. In this regard, please quantify the "significant and adverse change" in your stock price that would trigger the condition in the ninth bullet point on page 19.

4. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. You may not, as the language on page 20 seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Section 10. Information Concerning Solazyme, Inc., page 23

Certain Financial Information, page 25

5. We note that you have incorporated by reference the disclosure required by Item 1010(a) of Regulation M-A. However, where financial information is incorporated by reference into tender offer materials, you must at a minimum provide the summary financial information set forth in Item 1010(c) of Regulation M-A in the disclosure document that is disseminated to security holders. See Q&A No. 7 in the Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001). Please revise.

Section 15. Extension of Offer; Termination; Amendment

6. Please explain the circumstances under which you believe you may provide only oral notice of the amendment or termination of the offer. Alternatively, please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3252 or Tina Chalk, Senior Special Counsel, at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

/s/ Lisa M. Kohl

Lisa M. Kohl
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via E-mail
        Alan F. Denenberg, Esq.
        Davis Polk & Wardwell